FISHER SOFTWARE LLC
DBA foodi menus

FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2021 and 2020

(Unaudited)

FISHER SOFTWARE LLC
Balance Sheets

	As of December 31,	
	2021	**2020**
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 293	$ -
TOTAL CURRENT ASSETS	$ 293	$ -
NON-CURRENT ASSETS		
Intangible Assets	$ -	$ -
TOTAL NON-CURRENT ASSETS	$ -	$ -
TOTAL ASSETS	**$ 293**	**$ -**
LIABILITIES AND SHAREHOLDERS EQUITY		
CURRENT LIABILITIES		
Current Liabilities	$ -	$ -
TOTAL CURRENT LIABILITIES	$ -	$ -
NON-CURRENT LIABILITIES		
Long-Term Liabilities		
Credit Card Payable	$ 11,400	$ -
Note Payable	$ 5,000	$ -
TOTAL LONG-TERM LIABILITIES	$ 16,400	$ -
TOTAL LIABILITIES	**$ 16,400**	**$ -**
EQUITY		
Owners Equity	$ 41,660	$ -
SAFE Notes Payable	$ 2,400	$ -
Net Income	$ (60,167)	$ -
TOTAL EQUITY	**$ (16,107)**	**$ -**
TOTAL LIABILITIES AND EQUITY	**$ 293**	**$ -**

FISHER SOFTWARE LLC
Statement of Operations

	Total			
	Jan - Dec 2021		Jan - Dec 2020	
Net Sales:				
Products and services	$	-	$	-
Total Revenue	$	-	$	-
Cost of Goods Sold				
Hosting Costs	$	59		
Total Cost of Goods Sold	$	59	$	-
Gross Profit	$	(59)	$	-
Expenses				
Research and Development	$	35,121	$	-
Selling, general and administrative	$	24,987	$	-
Total Operating Expenses	$	60,108		
Net Operating Income	$	(60,167)	$	-
Net Income	$	(60,167)	$	-


FISHER SOFTWARE LLC
Consolidated Statement of Equity


	Ending 12/31/2021
BEGINNING BALANCE, OCTOBER 13, 2020 (INCEPTION)	$ -
Owners Contribution	$ 41,660
SAFE Notes Outstanding	$ 2,400
Net Income	$ (60,167)
ENDING BALANCE, DECEMBER 31, 2021	**$ (16,107)**

FISHER SOFTWARE LLC
Statement of Cash Flows
Years Ended

	Dec 31, 2021		Dec 31, 2020	
OPERATING ACTIVITIES				
Net Income	$	(60,167)	$	-
Changes in operating assets and liabilities				
Other current and non-current liabilities	$	16,400	$	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	16,400	$	-
Net cash provided by operating activities	$	(43,767)	$	-
INVESTING ACTIVITIES				
Other investing activies	$	-	$	-
Cash provided by investing activities	$	-	$	-
FINANCING ACTIVITIES				
Owner's Equity	$	41,660	$	-
SAFE Notes Outstanding	$	2,400	$	-
Net cash provided by financing activities	$	44,060	$	-
Net cash increase for period	$	293	$	-
Cash at end of period	$	293	$	-

FISHER SOFTWARE LLC
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2021 and 2020

1. ORGANIZATION AND PURPOSE

Fisher Software LLC (the “Company”), is a limited liability Company organized under the laws of the State of Oregon. The Company operates a Software as a service (SAAS) platform featuring software for menu development.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2021 and December 31, 2020, the Company’s cash positions include its operating bank account.

d) Credit Card Payable

Credit Card Payable is considered a long-term liability as mangement's intention is to roll over existing credit card debt to additional credit cards with 0% APR for 18-21 months, extending the payment expectations beyond December 2022.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.